Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Years Ended December 31
	2003	2002	2001	2000	1999

	(Unaudited)
Earnings Available for Fixed Charges
Income from continuing operations before income taxes	$8,337	2,141	3,241	3,748	1,178
Distributions less than equity in earnings of fifty-percent-or-less-owned companies	(52)	3	58	(30)	(7)
Fixed charges, excluding capitalized interest*	1,018	850	501	481	396

	$9,303	2,994	3,800	4,199	1,567

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$844	566	338	369	279
Capitalized interest	327	232	231	174	49
Preferred dividend requirements of subsidiary and capital trusts	—	38	53	53	53
Interest portion of rental expense	149	181	90	42	47
Interest expense relating to guaranteed debt of fifty-percent-or-less-owned companies	1	16	—	—	—
Interest expense relating to guaranteed debt of greater than fifty-percent-owned companies	—	3	—	—	—

	$1,321	1,036	712	638	428

Ration of Earnings to Fixed Charges	7.0	2.9	5.3	6.6	3.7

*	Includes amortization of capitalized interest totaling approximately $25 million in 2003, $46 million in 2002, $20 million in 2001, and $17 million each in 2000 and 1999.

Earnings available for fixed charges include, if any, the company’s equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company’s proportionate share, if any, of interest relating to the contingent debt.

Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than fifty percent that have debt for which the company is contingently liable. Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.